# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Benson Hill, Inc., CIK 0001830210
CUSIP: 082490202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1001 North Warson Road, St. Louis, Missouri (MO), 63132
Date of event which requires filing of this statement: 03/19/2025
Filed by CIK 0002022077
Persons authorized to receive notices and communications: Mohit Kalra, 210 N. Carpenter St, Floor 8, Chicago, Illinois (IL), 60607, (847) 512-3469

## Reporting persons
- S2G Investments, LLC (CIK 0002022077): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 332,335; shared voting power 0; sole dispositive power 332,335; shared dispositive power 0; aggregate amount beneficially owned 332,335 (5.4% of the class)
  Comment: The percent of class is calculated based on 6,114,020 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q, filed with the SEC on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Benson Hill, Inc.
Address of issuer's principal executive offices: 1001 North Warson Road, St. Louis, Missouri (MO), 63132
Comment: The Reporting Person originally reported beneficial ownership of more than 5% of the Issuer's outstanding Common Stock on a Schedule 13G filed with the SEC on February 13, 2024, as amended by Amendment No. 1 filed on May 6, 2024 (such Schedule 13G as amended, the "Original Schedule 13G") and, together with members of a Section 13(d) group, subsequently reported ownership on a Schedule 13D filed with the SEC on June 5, 2024, as amended by Amendment No. 1 filed on June 27, 2024, and Amendment No. 2 filed on October 16, 2024 ("such Schedule 13D as amended, the "Group Schedule 13D" and, together with the Original Schedule 13G, the "Prior Filings"). As such group is no longer in effect, the Reporting Person is filing this Amended and Restated Schedule 13D (the "Amended and Restated Schedule 13D") which fully amends, restates and supercedes the Prior Filings.

## Item 2. Identity and Background
Name of person filing: S2G Investments, LLC ("S2G" and also hereinafter referred to as the "Reporting Person")
Residence or business address: The Reporting Person's business address is 210 N. Carpenter St, Floor 8, Chicago, Illinois 60607.
Present principal occupation or employment: The Reporting Person is a registered investment advisor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for the Reporting Person is listed in Row 6 of the cover page hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reported securities were originally acquired during 2017 with capital contributions by investors in the Funds (defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 18, 2025, the Reporting Person and certain other parties (collectively, the "Lenders") entered into a DIP Facility Commitment Term Sheet with the Issuer (the "Term Sheet") that sets forth the terms and conditions of a debtor-in-possession loan (the "DIP Facility") to be made available to the Issuer and its affiliated entities (collectively, the "Company") as a secured first-priority debtor in possession financing. The DIP Facility would be used for (i) costs and fees related to a sale process and transaction under section 363 ("Section 363 Transaction") of chapter 11 of title 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1532 and (ii) the Company's going-concern operating costs through consummation of the Section 363 Transaction.

The DIP Facility would be secured by a first-priority lien on all of the Company assets and the Lenders. Lenders would be granted the right of first refusal to act as a stalking horse bidder for the purchase of substantially all of the Company's assets and the right to credit bid the full amount of the DIP Facility through the Section 363 Transaction. Upon closing thereof, the Lenders could elect to cash out up to an aggregate of $4 million of the DIP Factility, with the remainder converted into equity of a new entity vested with the acquired assets of the Company.

The foregoing summary of the Term Sheet is qualified in its entirety by reference to the full text of the Term Sheet, which is attached as Exhibit 99.2 hereto and is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in row (11) of the cover page of this Amended and Restated Schedule 13D is incorporated by reference into this Item 5.

The reported 332,335 shares of Common Stock are directly held by S2G Ventures Fund I, L.P., S2G Ventures Fund II, L.P. and S2G Builders Food & Agriculture Fund III, LP (the "Funds") and represent 5.4% of the Common Stock outstanding as of the date hereof. Such percentage is calculated assuming 6,114,020 shares of Common Stock outstanding as of November 7, 2024 as reported on the Issuer's Form 10-Q, filed on November 12, 2024.

S2G, a registered investment advisor to the Funds, previously operated as part of Builder's Vision LLC ("BV") but launched as a separate registered investment advisor in April 2024. Although BV continues to serve as or otherwise control the general partner of each of the Funds, BV has delegated to S2G all voting and investment control of the Funds. As such, S2G may be deemed to have beneficial ownership of the reported securities, provided that the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page of this Amended and Restated Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Common Stock within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amended and Restated Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.2 DIP Facility Commitment Term Sheet, dated March 19, 2025 (incorporated by reference under Case No. 25-10539 filed by the Reporting Person with the United States Bankruptcy Court for the District of Delaware on March 19, 2025)

## Signatures
- S2G Investments, LLC: /s/ Sanjeev Krishnan, Sanjeev Krishnan / Managing Partner (03/21/2025)